

April 10, 2013

<u>Via E-mail</u>
Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

      Re: **Genuine Parts Company**
             Form 10-K for the year ended December 31, 2012
             Filed February 26, 2013
             File No. 001-05690

Dear Ms. Yancey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Linda Cvrkel

                            Linda Cvrkel
                            Branch Chief